FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2003

Commission File Number 000-31062

Oncolytics Biotech Inc.
(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ____________

Signatures

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date November 3, 2003	By:	/s/ Douglas A. Ball

Douglas A. Ball
Chief Financial Officer

210, 1167 Kensington Crescent NW Calgary, Alberta Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech Announces 2003 Third Quarter Results

CALGARY, Alberta, November 3, 2003 — Oncolytics Biotech Inc. (TSX: ONC, NASDAQ:ONCY) (“Oncolytics”) today announced its financial results for the three and nine months ending September 30, 2003.

Third Quarter Highlights

•	The Company continued to increase its operating capital through a private placement that raised net proceeds of $3.8 million;

•	Formed a Scientific Advisory Board of four independent advisors who will provide scientific and clinical guidance on the development of REOLYSIN® as well as other future therapeutic candidates;

•	Entered into a research collaboration with Dr. Ramon Alemany of the Institut Catala d’Oncolgia, Barcelona, Spain to develop modified adenoviruses that are selective for Ras mediated cancers; and,

•	Received a ninth U.S. patent covering the treatment of Ras mediated tumours using modified adenoviruses.

“In the third quarter of 2003, the Company further strengthened its operating capital and continues to focus on the development of REOLYSIN®,” said Dr. Brad Thompson, President and CEO of Oncolytics.

FINANCIAL REVIEW

RESULTS OF OPERATIONS (For the three month period ended September 30, 2003)

The Company reports that its net loss and net loss per common share for the three months ended September 30, 2003 were $1.8 million and $0.07, respectively, compared to a net loss and net loss per common share of $2.0 million and $0.09 for the three months ended September 30, 2002.

Summary	2003	2002	Change

	$	$	$
Research and development expenses before refund	985,454	1,621,500	(636,046)
Quebec scientific research and experimental development refund	(222,000)	—	(222,000)

Research and development expenses	763,454	1,621,500	(858,046)
Operating expenses	991,895	444,982	546,913
Other expenses net of interest income	67,469	93,401	(25,932)

	1,822,818	2,159,883	(337,065)
Income tax recovery	(288)	(170,000)	169,712

Net loss for the period	1,822,530	1,989,883	(167,353)

Basic and diluted loss per common share	0.07	0.09	(0.02)

Research and Development Expenses (“R&D”)

During the third quarter of 2003, the Company’s R&D expenses decreased $636,046 compared to the third quarter of 2002. The main reason for this decline was that the Company commenced and completed a large toxicology study in the third quarter of 2002 that did not occur in 2003. The Company continued to incur costs associated with the manufacturing of REOLYSIN®, its manufacturing process, and its clinical trials.

In addition, during the third quarter of 2003, the Company recorded a Quebec scientific research and experimental development (“SR&ED”) refund of $222,000 for work performed in Quebec in 2001. The Company recorded this as a reduction to R&D expenses.

Operating Expenses

During the third quarter of 2003, the Company incurred an increase in operating expenses of $546,913 compared to the third quarter of 2002. Operating expenses for the third quarter of 2003 increased due to additions to Oncolytics’ staff, increased professional fees and filing costs associated with public company filing requirements, an increase in liability insurance premiums and non-cash compensation associated with stock based compensation paid to third parties.

RESULTS OF OPERATIONS (For the nine month period ended September 30, 2003)

The Company reports that its net loss and net loss per common share for the nine month period ended September 30, 2003 was $6.8 million and $0.29, respectively, compared to $4.5 million and $0.23 for the nine months ended September 30, 2002.

Summary	2003	2002	Change

	$	$	$
Research and development expenses before refund	2,313,810	3,196,218	(882,408)
Quebec scientific research and experimental development refund	(222,000)	—	(222,000)

Research and development expenses	2,091,810	3,196,218	(1,104,408)
Operating expenses	2,297,170	1,585,955	711,215
Other expenses net of interest income	301,883	254,424	47,459

	4,690,863	5,036,597	(345,734)
Loss on sale of investment in Transition Therapeutics Inc.	2,156,685	—	2,156,685
Income taxes expense (recovery)	942	(487,295)	488,237

Net loss for the period	6,848,490	4,549,302	2,299,188

Loss on sale of investment in Transition Therapeutics Inc. per share	0.09	—	0.09

Basic and diluted loss per common share	0.29	0.23	0.06

Research and Development Expenses (“R&D”)

During the nine month period ended September 30, 2003, the Company’s R&D expenses declined $1,104,408 compared to 2002. The reduction in R&D expenses compared to September 30, 2002 corresponds to a reduction in direct costs relating to patient enrolment for the Company’s clinical trials which occurred in 2002, a large animal toxicology study that was performed and completed in the third quarter of 2002 and the recording of the 2001 Quebec SR&ED refund in 2003.

Operating Expenses

During the nine months ended September 30, 2003, the Company’s operating expenses increased $711,215 compared to 2002. The increase in operating expenses was due to additions to Oncolytics’ staff in 2002 and 2003, the increased professional fees and filing costs associated with public company filing requirements, an increase in liability insurance premiums and non-cash compensation associated with stock based compensation.

Future Income Taxes

For the nine month period ended September 30, 2003, the Company accrued $942 for its estimate of capital taxes compared to a net future tax recovery of $487,295 for 2002. The future tax recovery in 2002 related to the reversal of the Company’s future tax liability as its future tax assets relating to non-capital losses, scientific research and development pools and other tax pools exceeded the value of the future tax liability.

Loss on Sale of Investment in TTH

As a result of the sale of the Company’s ownership in TTH a loss of $2,156,685 was recorded or $0.09 per share (the TTH loss per share is considered to be a non-GAAP measure and reflects the Company’s loss on sale of investment in TTH divided by its weighted average number of shares for the nine month period ended September 30, 2003). The loss represents the difference of the cash proceeds received on the sale of its TTH shares and the cost value ascribed to the investment when it was acquired through a share exchange in 2002.

OTHER ACTIVITIES IN THE QUARTER:

CAPITAL EXPENDITURES

The Company continues to expand and protect its intellectual property. In the third quarter of 2003, the Company received its ninth U.S. patent, covering the treatment of Ras mediated tumours using modified adenoviruses. Oncolytics expended an additional $251,600 for professional fees associated with its patent portfolio in the third quarter of 2003 compared to $209,045 in the third quarter of 2002. Total patent costs for the nine months ended September 30, 2003 were $892,532 compared to $542,762 for the nine months ended September 30, 2002.

FINANCING ACTIVITIES

On August 21, 2003 the Company closed a private placement raising net proceeds of $3.8 million through the issue of 1,363,900 common shares and 681,943 common share purchase warrants. Each common share purchase warrant entitles the holder to purchase an additional common share for $4.00 per share until February 21, 2005. In addition to the private placement, existing common share purchase warrants (“warrants”) and stock options were exercised with 17,825 warrants and 30,000 stock options exercised for proceeds of $0.12 million in the third quarter of 2003.

Subsequent to the end of the third quarter of 2003, the Company closed a bought deal financing whereby it issued 1,200,000 common shares, 600,000 common share purchase warrants, and 120,000 broker warrants for estimated net proceeds of $5.4 million. Each common share purchase warrant entitles the holder to buy an additional common share of the Company for $6.25 and each broker warrant entitles the broker to buy a common share of the Company for $5.00. These warrants expire on April 14, 2005.

About Oncolytics Biotech Inc.

Oncolytics is a Calgary-based biotechnology company focused on the development of REOLYSIN®, its proprietary formulation of the human reovirus, as a potential cancer therapeutic. Oncolytics’ researchers have demonstrated that the reovirus is able to selectively kill human cancer cells in vitro that are derived from many types of cancer, including breast, prostate, pancreatic and brain tumours, and have also demonstrated successful cancer treatment results in a number of animal models. Phase I clinical trial results have indicated that there were no toxicology-related issues with the administration of the reovirus, and that the reovirus demonstrated activity in tumours injected with REOLYSIN®.

This news release contains forward looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward looking statements, including the Company’s belief as to the value of the additional patents; the Company’s expectations related to the applications of the patented technology, the ability of the technology to strengthen the core technology and the design, timing and success of planned clinical trial programs and other statements related to anticipated developments in the Company’s business and technologies, all of which involve known and unknown risks and uncertainties that could cause the Company’s actual results to differ materially from those in the forward looking statements. Such risks and uncertainties include, among others, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward looking statements. Investors are cautioned against placing undue reliance on forward looking statements. The Company does not undertake to update these forward looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

For Canada: Oncolytics Biotech Inc. Doug Ball 210, 1167 Kensington Cr NW Calgary, Alberta T2N 1X7 Tel: 403.670.7377 Fax: 403.283.0858 info@oncolyticsbiotech.com	For Canada: The Equicom Group Inc. Joanna Longo 20 Toronto Street Toronto, Ontario M5C 2B8 Tel: 416.815.0700 ext. 233 Fax: 416.815.0080 jlongo@equicomgroup.com	For United States: The Investor Relations Group Gino De Jesus or Dian Griesel, Ph.D. 11 Stone Street, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 theproteam@aol.com

ONCOLYTICS BIOTECH INC.
BALANCE SHEETS

	Unaudited	Audited
	September 30,	December 31,
	2003	2002

	$	$
ASSETS
Current assets:
Cash	3,813,279	8,319,244
Short term investments	12,029,492	—
Accounts receivable	251,237	48,536
Prepaid expenses	173,075	77,158

	16,267,083	8,444,938
Capital assets	4,967,284	4,516,813
Investments	297,123	5,006,503

	21,531,490	17,968,254

LIABILITIES
Accounts payable and accrued liabilities	861,027	1,260,239

Alberta Heritage Foundation Loan	150,000	150,000

Contingencies
Shareholders’ equity:
Share capital	39,614,801	30,191,572
Warrants	995,652	114,286
Contributed surplus	3,209,061	2,702,718
Deficit	(23,299,051)	(16,450,561)

	20,520,463	16,558,015

	21,531,490	17,968,254

ONCOLYTICS BIOTECH INC.

Statements of Loss and Deficit

For the periods ended September 30, 2003
Unaudited

	9 months ended		3 months ended
	September 30		September 30		Cumulative from
					inception on
	2003	2002	2003	2002	April 2, 1998

	$	$	$	$	$
Revenue
Rights revenue	—	—	—	—	310,000
Interest income	186,608	164,416	102,082	52,799	1,959,286

	186,608	164,416	102,082	52,799	2,269,286

Expenses
Research and development	2,091,810	3,196,218	763,454	1,621,500	15,668,691
Operating	2,297,170	1,585,955	991,895	444,982	7,104,243
Amortization	488,491	418,840	169,551	146,200	1,735,057

	4,877,471	5,201,013	1,924,900	2,212,682	24,507,991

Loss before the following:	4,690,863	5,036,597	1,822,818	2,159,883	22,238,705
Loss on sale of investment in Transition Therapeutics Inc.	2,156,685	—	—	—	2,156,685

Loss before income taxes	6,847,548	5,036,597	1,822,818	2,159,883	24,395,390
Capital tax	942	(1,582)	(288)	(8,096)	18,661
Future income tax recovery	—	(485,713)	—	(161,904)	(1,115,000)

Net loss for the period	6,848,490	4,549,302	1,822,530	1,989,883	23,299,051
Deficit, beginning of the period	16,450,561	10,359,075	21,476,521	12,918,494	—

Deficit, end of the period	23,299,051	14,908,377	23,299,051	14,908,377	23,299,051

Basic and diluted loss per common share	0.29	0.23	0.07	0.09

Weighted average number of shares	23,314,397	19,956,908	25,120,758	21,130,121

ONCOLYTICS BIOTECH INC.

Statements of Cash Flows

For the periods ended September 30, 2003
Unaudited

	9 months ended		3 months ended
	September 30		September 30		Cumulative from
					inception on
	2003	2002	2003	2002	April 2, 1998

	$	$	$	$
OPERATING ACTIVITIES
Net loss for the period	(6,848,490)	(4,549,302)	(1,822,530)	(1,989,883)	(23,299,051)
Deduct non-cash items
Loss on sale of investment	2,156,685	—	—	—	2,156,685
Amortization	488,491	418,840	169,551	146,200	1,735,057
Future income tax recovery	—	(485,713)	—	(161,904)	(1,115,000)
Non-cash compensation	506,343	—	391,596	—	539,061
Net change in non-cash working capital	(697,830)	(1,777,349)	(28,378)	(28,878)	367,540

	(4,394,801)	(6,393,524)	(1,289,761)	(2,034,465)	(19,615,708)

INVESTING ACTIVITIES
Intellectual property expenditures	(892,532)	(542,762)	(251,600)	(209,045)	(2,511,489)
Equipment and other	(46,430)	(195,105)	(4,999)	(5,725)	(506,673)
Short term investments	(12,029,492)	—	(12,029,492)	—	(12,029,492)
Proceeds from sale of Transition Therapeutics Inc.	2,552,695	—	—	—	2,552,695
Investment in Transition Therapeutics Inc.	—	—	—	—	(20,352)
Investment in BCY Lifesciences Inc.	—	(127,123)	—	(2,123)	(127,123)

	(10,415,759)	(864,990)	(12,286,091)	(216,893)	(12,642,434)

FINANCING ACTIVITIES
Alberta Heritage Loan	—	—	—	—	150,000
Proceeds from exercise of warrants and options	459,895	34,000	119,920	34,000	3,219,998
Net proceeds from private placements	9,844,700	—	3,783,115	—	16,518,220
Net proceeds from public offering	—	—	—	—	16,183,203

	10,304,595	34,000	3,903,035	34,000	36,071,421

Increase (decrease) in cash during period	(4,505,965)	(7,224,514)	(9,672,817)	(2,217,358)	3,813,279
Cash, beginning of the period	8,319,244	14,970,756	13,486,096	9,963,600	—

Cash, end of the period	3,813,279	7,746,242	3,813,279	7,746,242	3,813,279